FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc – AGM Statement

23 April 2008

The Meeting dealt with proposed Resolutions as outlined in the Notice of the Meeting issued to Shareholders dated 14 March 2008 and a summary of the business and financial performance of the Group in 2007 was provided.

The following is an extract from the speech made by Sir Tom McKillop, Chairman, at the meeting.

The last few months have been a difficult period for banks, because of the dislocation to financial markets, which has been widely discussed in the media. I am sure that you will all have seen the announcement we made yesterday of our intentions to take actions to raise our capital ratios through a rights issue and by making some disposals. The board is convinced that these actions are in the best interests of RBS and of its shareholders.

You will receive a lot more information concerning that when the prospectus is issued and you will have the opportunity to debate our capital plans fully at a General Meeting that will take place next month.

Today’s meeting is primarily concerned with the Group’s 2007 financial year, and with the resolutions before you on the agenda.

So I would like first of all to take you through the Group’s financial performance in 2007; discuss the acquisition of ABN AMRO; and comment on current trading conditions.

As you will have seen from our Report and Accounts, RBS delivered a strong set of results for 2007.

We increased Group operating profit by 9 per cent to £10.3 billion. Earnings per share grew by 18 per cent to 78.7 pence per share, benefiting from a favourable tax rate in 2007.

In the light of these results, the Board has recommended a final dividend of 23.1 pence, making a total of 33.2 pence for the year. That represents an increase of 10 per cent from 2006.

These are the Group’s statutory results and the figures include the entirety of ABN AMRO, and its funding costs, since the completion of the acquisition – that is to say, for the last 76 days of the year.

I will not go through all the financial results as they are set out in our Report and Accounts, but to remind you of our performance in 2007, I will focus initially on the Group excluding ABN AMRO, before coming onto the acquisition of ABN AMRO

For RBS, excluding ABN AMRO, income grew by 3% in 2007 to almost £29 billion.

This was a lower rate of income growth than we have achieved in recent years, reflecting the significant deterioration in credit markets that we have experienced since the second half of 2007. As a result of this deterioration we not only experienced a marked slowdown in business volumes in some of our specialist markets, such as asset-backed securities and leveraged finance, but also took write-downs on the value of some financial assets, particularly those which are exposed directly or indirectly to the US mortgage market.

On the other hand, we also made good profits on the disposal of a number of assets during the course of the year, including Southern Water.

We reduced our operating costs by 1 per cent, with the result that our cost:income ratio improved from 42.1 per cent in 2006 to 40.7 per cent in 2007.

At the same time, while growing our average lending to customers by 10 per cent, we achieved a 1 per cent reduction in impairment losses, which reflects a very strong performance in controlling our credit risks.

Once again, these results showed the strength, the flexibility and the diversity of the business model we operate. There were good performances within all of our divisions, and some particularly strong collective performances in UK Corporate Banking, in Retail, in Wealth Management and in Ulster Bank.

Global Banking and Markets experienced more difficult conditions in its credit markets business and its results were affected by some significant write-downs we took on a number of financial assets. On the other hand GBM achieved strong growth in foreign exchange and money markets. Outside the UK, it continued to produce strong growth in continental Europe and Asia, and overall, it delivered a profit for 2007 only slightly lower than in 2006.

Citizens experienced challenging market conditions, and its results were affected by the weaker dollar.

Although RBS Insurance’s results were affected by last summer’s severe flooding in several regions of the United Kingdom, it actually achieved a very good underlying performance.

Just to put our 2007 results in context our performance last year placed us 4th in the world among banks in terms of Group operating profit.

To summarise:

In 2007 we achieved strong organic growth, despite the effect of more difficult credit market conditions on our Global Banking & Markets business, with reduced operating costs, reduced credit costs and increased returns.

Turning now to the acquisition of ABN AMRO:

I would like to take a few minutes to take you through the Board’s thinking on this matter.

The Board met many times to consider the acquisition of ABN AMRO and we gave it a great deal of thought throughout the whole process.

We had entered 2007 with our eyes fixed firmly on organic growth, but when ABN AMRO indicated that it was looking for a partner it was incumbent on us to consider the implications for our Group. An opportunity that fits so closely with our strategic priorities does not arise often and it was, and remains, the Board’s view that the acquisition will deliver good, long-term value enhancement to you, our shareholders.

And I am grateful for the strong support that shareholders gave to this view at our Extraordinary General Meeting in August last year.

ABN AMRO brought us some very good businesses, and it has created for us some outstanding opportunities.

In the first place, we now have an enhanced global presence.

ABM AMRO had a very broad footprint and presence in a number of countries particularly in the Middle East and Asia where we had been keen to expand.

ABN AMRO also had some very strong customer franchises and these were highly complementary to our own corporate banking business.

RBS was already one of the world’s leading corporate banks but as result of the acquisition we can now lay claim to real pre-eminence in this field. As you will see from this slide our Global Banking and Markets customer franchise now ranks 1st in the UK and continental Europe and among the top 5 banks in both the United States and Asia. These are very strong positions that we could not previously have laid claim to.

We also have improved product capabilities, for example through the addition of ABN AMRO’s world-class business in global payments and trade finance. We now call the combined business Global Transaction Services, or simply GTS.

And we have also added to our strategic options in some of the world’s fastest-growing economies, notably in the emerging markets.

The Board remains convinced that in the long term ABN AMRO will prove to add value for shareholders.

Over the last six months we have been able to confirm our positive view of the ABN AMRO businesses we have secured. Our teams have also had the opportunity to confirm their view of the financial benefits we can derive from combining our businesses.

Indeed, we now expect these benefits to be even greater than those we originally anticipated. By 2010, when we have completed the integration process, we expect to achieve synergies totalling almost 2.3 billion euros a year.

As a result, the financial returns are now expected to be even more attractive than we had thought when we were first considering this transaction.

Another topic on which many shareholders have written to me is the performance of our share price over the last year, and I would like to make a few points on this.

The Board shares your disappointment at what has happened to our stock market valuation over the last year. The financial sector and banks in particular have been affected by the volatility in global markets. RBS is not alone in experiencing a decline in our share price – by more than some of our competitors, but by less than others.

Of course we are not happy about this performance. We cannot control how the stock market values our business in the short term. All we can do is manage our business in a way that delivers good, sustainable growth, and our performance in 2007, as I discussed already achieved this.

A point made by some major institutional shareholders is that they would prefer us to operate with significant higher capital ratios and that if we were to re-base our capital at higher levels there might be some potential for re-rating our stock. We have listened to these comments and, although these were not the only cause of our decision, our actions announced yesterday have responded to this point.

The Board had been fully engaged throughout 2007 in monitoring the impact of this deterioration, and we continued to review conditions as 2008 unrolled. As it happened, the overall business performance in January and February was satisfactory, and after thorough consideration we announced our 2007 results, remaining of the belief that our capital plans, which envisaged rebuilding our capital ratios primarily through the profits our businesses generate for themselves, remained achievable.

March 2008, however, took on a very different shape with further, severe deterioration in credit markets and a worsening outlook for the wider economy. As soon as this became clear to the Board, we decided that the time had come to take decisive action to reposition our capital base.

To summarise, the Board has decided that, in the changed market and economic circumstances, our bank needs to operate in the future with significantly higher capital ratios than we have aimed for in the past.

The key elements of our new capital plans are:

•	A rights issue to raise £12 billion

•	Estimated write-downs on credit market exposures of £4.3 billion after tax

•	And possible asset disposals which could generate £4 billion of capital.

The Board has been fully engaged in monitoring our capital position as events have developed, and has taken these decisions based not only on the sharp deterioration in credit markets during March but also on our judgment of the steadily worsening economic outlook and the increasingly clear expectation of investors and of many others that banks should strengthen their capital base.

The Board was convinced that significantly stronger capital ratios were now required in what had become a very different world for financial institutions like ours, and we are convinced that the actions we announced yesterday are in the best interests of shareholders.

One significant element in our planning was our continuing exposure to a number of credit market assets including those related to the US mortgage market. We took some write-downs on these exposures in 2007 but in considering the appropriate size for our capital base the Board made an assessment of the likely amount of write-downs in 2008 that could result from the further deterioration in credit markets.

We always keep our portfolio of businesses under review but in the context of our new capital targets we have identified for possible full or partial disposal a number of assets which are not central to the powerful UK and international banking franchises that RBS has built. These include RBS Insurance and a number of other smaller assets. Our capital plan assumes that these disposals could contribute approximately £4 billion to our capital during 2008.

As you will have seen from yesterday’s announcement, we propose to raise £12 billion of capital by a 11 for 18 rights issue.

The new shares will be priced at 200 pence each, which represents a discount of 46% to the closing price of RBS shares on Monday, the night before the announcement.

This rights issue is fully underwritten by Goldman Sachs, Merrill Lynch and UBS.

The Board believes that the 2007 level of dividend payout ratio, adjusted for the bonus element of the rights issue, remains sustainable over the medium term, given the strength and diversity of the Group, though it also believes that it would be prudent to pay the 2008 interim dividend in shares.

A prospectus will be issued in early May which will contain all the technical details, and you will have an opportunity to debate this at greater length at a general meeting next month.

But I would like to address one particular point that has been made to me, which is why we are proposing to pay out the 2007 dividend on which you will be voting today when we are also seeking to raise capital.

The recommendation on the dividend was made at our February Board Meeting ahead of the marked deterioration in credit market conditions that occurred in March. It would be technically very difficult to reverse it.

More generally, the 2007 dividend will be paid in respect of the Group’s 2007 performance, and it will be paid to shareholders who were on our register on the 7th March. Those shareholders may not be the same as those holding the shares today.

We have decided to accelerate the payment of the dividend and it will be possible to take up your rights with that cash.

So I would like to confirm that, if you approve the resolution today, the 2007 final dividend will be paid in cash as announced.

I would now like to comment briefly on the Group’s operating performance so far this year.

With the notable exception of further write-downs on our credit market exposures, the Group’s overall performance so far this year has been satisfactory.

Parts of Global Banking & Markets have been acutely affected by the deteriorating conditions in credit markets, although other parts of Global Banking & Markets, such as interest rates and currencies, are doing well.

By contrast, GTS and our Retail and Commercial banking businesses have performed well, and the strong growth we have been achieving in Asia has continued.

It is important in uncertain times like these that we should be there for our customers, and I am pleased that we are, for example, very much open for business in the UK mortgage market, where we have achieved our best ever market share in the first quarter.

We have achieved good growth in both personal and corporate deposits, and credit quality remains stable overall, with reduced credit costs in some parts of our business and slightly higher bad debts in some others.

While conditions in credit markets remain difficult many of our divisions are seeing good opportunities to do business with our customers at good risk adjusted rates of return. A number of our competitors have had to reduce their levels of activity and we are taking advantage of this.

Our priorities at RBS must remain, first of all, to deliver the ABN AMRO integration and transaction benefits, and to ensure that we must maintain a disciplined approach to navigating GBM through these difficult waters.

But we must keep up the momentum of our businesses. Many of them are doing well, despite the so-called “credit crisis”.

While there is a more cautious mood in the US and, to a lesser extent in the UK, we are now, as a result of our acquisition of ABN AMRO, much better positioned in fast-growing economies, particularly in Asia. And we now have an enhanced presence globally and stronger customer franchises and product capabilities. We have many opportunities for future growth.

There are a number of elements that are central to our ability to capitalise on these opportunities for growth, elements that come out of our engagement with some of our major stakeholders and I’d like to comment on some of these now.

First of all, and crucially important, our customers. I am happy to report that we have again maintained our number 1 position for customer service in UK high street banking.

We take customer service very seriously, and in 2007 we have worked hard to improve our service. And this shows up in our customer satisfaction scores.

Our people, too, are central to our success.

Every year we monitor staff engagement by participating in a comprehensive employee opinion survey, which enables us to benchmark ourselves against our competitors. I am very pleased that in the 2007 survey we scored higher than the Global Financial Services norm in every category.

And we also improved our scores in every category as compared with our 2006 survey.

One reason behind these good scores is our approach towards involvement in our communities. In 2007 we invested £58 million in the communities where our employees live and work, and we supported employee giving programmes that generated £12 million in charitable donations.

Our people and our customers have told us that they care very much about their, and our, impact on the environment.

In 2007 we launched a Group-wide environment programme, focussing not only on our own impact on the environment but also on ways of enabling our employees and our customers to make a difference through their own choices.

RBS uses 100 per cent green electricity in the UK and Ireland, and we have invested £55 million to reduce our carbon footprint, through energy efficiency measures including solar roof tiles and intelligent energy management for our buildings.

We have also launched tools to enable our employees and our customers to offset their own carbon footprints and developed new products.

As a result, RBS has been included in the Carbon Disclosure Project’s Leadership Index, and we were ranked among the 100 Most Sustainable Global Corporations at the 2008 Davos meetings.

So where does that leave us now?

These are difficult times for everyone concerned, and many financial institutions are being adversely affected by events in the credit markets, and face challenging times in the coming months. There are lessons to be learned from what has happened, and we are anxious to learn, so that we are even better prepared in the future.

But it is often in adversity that competitive advantage is won. We have outstanding franchises, considerably enhanced following the acquisition of ABN AMRO whether it be in geographic spread, client base or product range. Our priorities are clear and we are all focused on delivering the full potential of the many opportunities available to us.

Forward Looking Statements

This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, securities of RBS or any of its affiliates in any jurisdiction or an inducement to enter into investment activity. This document is not a prospectus but an advertisement and investors should not subscribe for any securities referred to in this document except on the basis of the information contained in the prospectus to be published in due course.

The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Certain statements made in this document constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as ‘‘may’’, ‘‘will’’, ‘‘expect’’, ‘‘intend’’, ‘‘estimate’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘plan’’, ‘‘seek’’, ‘‘continue’’ or similar expressions and relate to, among other things, the performance of RBS's various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS's expectations in respect of the rights issue, its capital ratios and its dividend payout ratio, RBS's business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which RBS has business activities or investments, including the United States; the inability of RBS to hedge certain risks economically; the adequacy of RBS’s impairment provisions and loss reserves; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; and the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this document. The information and opinions contained in this document are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat